Matthew Crispino, Staff Attorney

Securities and Exchange Commission

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July 30, 2012

VIA EDGAR AS CORRESPONDENCE

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn: Matthew Crispino, Staff Attorney

Re:	MGT Capital Investments, Inc. Registration Statement on Form S-3 (the “Registration Statement”) Filed on June 22, 2012 No. 333-182298

Dear Mr. Crispino:

We are counsel to MGT Capital Investments, Inc. (“MGT,” the “Company” or “our client”). On behalf of our client, we respond as follows to the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated July 19, 2012, relating to the above-captioned Registration Statement. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter. In addition, we are filing herewith Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in response to certain of your comments. We have attached a redline comparison to the Registration Statement to assist in your review.

Matthew Crispino, Staff Attorney

Securities and Exchange Commission

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General

1.           Section 7(iv) of the Securities Purchase Agreement between you and Hudson Bay Master Fund, dated May 24, 2012 indicates that Hudson Bay Master Fund's obligation to purchase the "Securities" (defined in Paragraph F of the Agreement as including the notes, warrants, and shares of your common stock underlying the notes and warrants) is conditioned on your having obtained all governmental, regulatory or third party consents and approvals necessary for the sale of the Securities. Section 7 indicates that this condition may be waived by Hudson Bay Master Fund. As it appears that you have not yet received the approval of your stockholders or the NYSE MKT for the issuance of the shares being registered in this offering, please confirm that Hudson Bay Master Fund provided you with a written waiver of Section 7(iv) and tell us when that was provided. If not, provide an analysis as to how you concluded that the Hudson Bay's obligation to purchase the shares is not subject to conditions that are within its discretion. Refer to Question 139.11 of our Compliance and Disclosure Interpretations relating to Securities Act. We note that you are registering 250,000 shares of your common stock that underlie a warrant that you may issue to J&S Games if you chose to exercise an option to purchase an additional 250,000 shares of MGT Gaming Shares from J&S Games. As it appears you have not completed the sale of this warrant to J&S Games, please provide your analysis as to why the offer and sale of the shares of your common stock underlying the warrant may be registered at this time. Refer to Question 139.06 of our Compliance and Disclosure Interpretations relating to Securities Act Sections.

Response:

As to the Hudson Bay transaction, there are no conditions to purchase the Securities that are within Hudson Bay’s control as discussed in CD&I Question 139.11. NYSE MKT LLC approval of the transaction was obtained on June 8, 2012 shareholder approval of issuances over 19.9% of the Company’s outstanding common stock will be obtained at a special meeting of Company stockholder on August 1, 2012, rendering Hudson Bay’s ability to waive Section 7 conditions moot as of the effectiveness of the Registration Statement.

Pursuant to the J&S Gaming Contribution and Sale Agreement, J&S is irrevocably bound to purchase the MGT Option warrant and is not subject to any conditions within its control, as discussed in CD&I Question 139.06. Akin to a put option, J&S must purchase the MGT Option warrant at the Company’s sole discretion.

Selling Security Holders, page 10

Reverse Stock Split/Forward Stock Split, page 4

2.	With respect to the shares to be offered for resale by Hudson Bay Master Fund Ltd., J&S Gaming, Inc. and Chardan Capital Markets, LLC, please disclose the individual or individuals who exercise the voting and dispositive powers over the shares. Refer to Interpretation 140.02 of our Compliance and Disclosure Interpretations relating to Regulation S-K. Also, tell us if Hudson Bay Master Fund Ltd. and J&S Gaming, Inc are affiliates of broker-dealers.

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Matthew Crispino, Staff Attorney

Securities and Exchange Commission

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Response:

We have revised the disclosure in Amendment No. 1 to identify the natural persons who exercise voting and/or dispositive power over the Hudson Bay, J&S Gaming and Chardan securities in accordance with Interpretation 140.02.

James Devlin owns 32.67% of J&S Gaming, Inc. and is a registered representative at Henley & Company LLC a broker-dealer with an office located at 1290 RXR Plaza, Uniondale, NY 11556. Hudson Bay Master Fund is not an affiliate of a broker-dealer.

3.	We note that you intend to file the Form of Indenture by amendment or as an exhibit to a current report on Form 8-K. Indentures covering securities to be issued in a registration statement must be qualified at the time the registration statement relating to those securities becomes effective. Refer to Interpretations 201.02 and 201.04 of our Trust Indenture Act of 1939 Compliance and Disclosure Interpretations. Accordingly, please file the form of indenture prior to requesting effectiveness of the registration statement.

Response:

We will file a form of indenture as an exhibit to Amendment No. 1.

4.	The number of secondary shares upon which counsel is opining differs from the amount of shares being offered by the selling stockholders as indicated in the prospectus. Please revise the opinion accordingly.

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Matthew Crispino, Staff Attorney

Securities and Exchange Commission

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Response:

We will amend our opinion to reflect the correct number of secondary shares offered in Amendment No. 1.

5.	The auditor's consent was not signed. Please file a signed consent with your amendment.

Response:

We will amend the auditor’s consent as requested in Amendment No. 1.

We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to call me at (212) 752-9700 if you have any questions.

Very truly yours,

/s/ Arthur Marcus
Arthur Marcus, Esq.

Cc: Robert Ladd, President and CEO

Encls.

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